Exhibit 99.1

Ray-Ban signs a sponsorship agreement with Ferrari

Maranello (Italy), 7 July 2016 - Ferrari N.V. (NYSE/MTA: RACE) announces that Ferrari and Luxottica Group have signed a sponsorship agreement based on which the Ray-Ban brand will appear on the SF16-H Formula One cars, starting from the next Formula One race, the British Grand Prix in Silverstone.

Mr. Sergio Marchionne, Chairman and CEO of Ferrari, commented: “Adding another prestigious brand like Ray-Ban to our livery is very gratifying for Scuderia Ferrari. This new agreement strengthens the ties between Ferrari and Luxottica, two major Italian companies with shared principles and values that are both continuously striving for excellence. I am sure that this new partnership will be satisfactory for both companies and give the team an extra boost to strive for more”.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com